Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication contains certain forward-looking statements that involve known and unknown risks, delays, uncertainties and other factors not under the control of Trubion, including statements relating to projections of future revenue and earnings. The company’s actual results, performance or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance or achievements to differ from the forward-looking statements include the risk that the certain anticipated milestone events may not take place; the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the risk that one or more the milestones that would give rise to CVR payments is not achieved; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Emergent and Trubion’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Additional Information about the Transaction and Where to Find It
This communication shall not constitute an offer to purchase or a solicitation of an offer to sell securities. In connection with this transaction, Emergent intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and Trubion intends to file with the SEC and mail to its stockholders a proxy statement/prospectus. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Emergent, Trubion and the transaction.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Emergent and/or Trubion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Blvd., Suite 400, Rockville, MD 20850, or Trubion Pharmaceuticals Inc., Attn: Investor Relations, 2401 4th Ave., Suite 1050, Seattle, WA 98121. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available.
Participants in Solicitations
Emergent, Trubion and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Trubion in connection with the merger. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information regarding Trubion’s directors and executive officers is available in Trubion’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 21, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
The following is a transcript of Trubion’s Q2 2010 and first half 2010 earnings conference call held on August 16, 2010.

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FINAL TRANSCRIPT
CORPORATE PARTICIPANTS
Jim DeNike
Trubion Pharmaceuticals Inc. — Senior Director Corporate Communications
Michelle Burris
Trubion Pharmaceuticals Inc. — COO
Scott Stromatt
Trubion Pharmaceuticals Inc. — Chief Medical Officer
John Bencich
Trubion Pharmaceuticals Inc. — CFO
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Trubion Pharmaceuticals second-quarter 2010 earnings conference. (Operator Instructions). As a reminder, today’s call is being recorded.
At this time, I would now like to turn the conference over to your host, the Senior Director of Corporate Communications, Mr. Jim DeNike. Sir, you may begin.

Jim DeNike - Trubion Pharmaceuticals Inc. — Senior Director Corporate Communications
Thanks, Joe, and thanks, everyone, for joining us. With me today from Trubion is Michelle Burris, our Chief Operating Officer; Dr. Scott Stromatt, our Chief Medical Officer; and John Bencich, our Chief Financial Officer. Also joining us on the call for Q&A is Dr. Ken Mohler, our Chief Scientific Officer.
Earlier today, we issued our second-quarter and six-month 2010 financial results, and a copy of our press release can be found on our website at Trubion.com.
Before I turn things over to Michelle, I’d like to remind each of you that today’s conference call may contain forward-looking statements based on our current expectations. These statements are only predictions, and actual results may vary materially from those projected. Please refer to Trubion’s documents filed with the SEC concerning factors that could affect the Company, copies of which are also available on our website.
I’ll now turn the call over to Michelle.

Michelle Burris — Trubion Pharmaceuticals Inc. — COO
Thank you, Jim, and thanks to all of you for joining us today.
I would like to first briefly recap the announcement we made last Thursday regarding our merger acquisition and agreement with Emergent BioSolutions, and will then ask Scott and John to provide an update on our clinical programs and financials.
As most of you are likely aware, Emergent, a global biopharmaceutical company headquartered in Rockville, Maryland, has agreed to acquire Trubion. Under the terms of the agreement, at the closing of the transaction each outstanding share of Trubion common stock will be converted into an upfront payment of $1.365 per share in cash and 0.164 shares of Emergent BioSolutions common stock.

FINAL TRANSCRIPT
The upfront payment represents a value of $4.55 per share, or approximately $96.8 million, based on Trubion’s total common shares outstanding, the net value of diluted stock options, and the trading average of Emergent BioSolutions’ common stock for the five trading days prior to the signing of the definitive agreement.
Trubion Pharmaceuticals’ stockholders will also receive one contingent value right, or CVR, per share, which will entitle the holder to receive cash payments based on the achievement of certain predefined milestones that are outlined in detail in the merger press release on our website. The total potential aggregate value of the CVRs is $38.7 million, or $1.75 per share, over a 36-month period post-closing.
The combination of the upfront consideration, along with the potential value of the CVRs, results in a total consideration of up to $135.5 million for Trubion stockholders.
We are very pleased that Emergent intends to maintain our research and development laboratories and offices in Seattle upon completion of the acquisition, and that our location will become a therapeutics-focused product development site for the combined company. We believe the combination of Emergent’s strong financial position and expertise in the development of biologics with Trubion’s innovative SMIP and SCORPION protein therapeutic product candidates and technologies will accelerate the continued development of these promising products and technologies.
As a reminder, additional details related to the merger agreement, including the location and timing of a special meeting of stockholders, will be included in the proxy statement which we expect to file with the SEC and mail to Trubion stockholders in the coming weeks.
At this time, I’d like to invite Scott to provide an update on our clinical development.

Scott Stromatt — Trubion Pharmaceuticals Inc. — Chief Medical Officer
Thank you, Michelle. I’ll start with an overview of results from our Abbott collaboration.
We are in the process of initiating sites and qualifying patients for the commencement of a Phase IB/II combination study of TRU-016 and bendamustine in patients with relapsed CLL, or chronic lymphocytic leukemia, and have failed up to three prior treatments.
The primary endpoint for the Phase IB is the incidence of dose-limiting toxicities. We expect to enroll up to 14 patients with relapsed CLL in this portion of the study.
Phase II of this study will assess the safety and efficacy of TRU-16 in combination with bendamustine. We will compare that with patient responses to standalone bendamustine treatment. The primary endpoint for Phase II is overall response rate as defined by the 2008 International Workshop on Chronic Lymphocytic Leukemia, or the IWCLL criteria. We expect to enroll 100 patients in the Phase II study.
In both phases of the study, we will evaluate the pharmakinetics and pharmadynamics of TRU-016, as well as development of antibodies to TRU-016.
In addition, we plan to initiate a Phase I chemotherapy TRU-016 combination study in relapsed NHL patients by the end of the year. We also intend to present final data on the TRU-016 Phase I monotherapy study at ASH in December.
Turning to SBI-087 and our collaboration with Pfizer, in June positive data was presented from two Phase I studies of SBI-087 at EULAR, and those presentations are available in the events section of our website. The first presentation addressed a Phase

FINAL TRANSCRIPT
I study of SBI-087 for RA. This study was designed to evaluate the safety, tolerability, pharmakinetics, and pharmadynamics in ascending single doses of SBI-087 in patients with controlled RA.
Data from 60 patients demonstrated that SBI-087 is generally well tolerated and results in potent B-cell depletion when given as a subcutaneous dose with a day of treatment oral corticosteroid regimens.
The second presentation focused on an open-label Phase I study of SBI-087 for lupus, or SLE. Data were available for 18 patients, well controlled SLE. Similar to the results we saw in the Phase I RA study, preliminary results demonstrate that SBI-087 was generally well tolerated by patients with well controlled lupus when administered as a single subcutaneous dose with a day of treatment oral steroid regimen.
That concludes our clinical update. At this time, I will turn the call over to John for a review of our financial results.

John Bencich — Trubion Pharmaceuticals Inc. — CFO
Thanks, Scott. Revenue for the second quarter and six months ended June 30, 2010, increased to $5.7 million and $11.2 million, respectively, compared with $4.1 million and $8.3 million, respectively, in 2009.
Revenue was primarily earned through our strategic collaboration with Pfizer for the development of CD-20-directed candidates, including SBI-087, and Abbott for the development of CD-37-directed targets, including TRU-016.
During the second quarter and first half of 2010, we recognized $3.8 million in revenue from the Abbott collaboration. The $3.8 million includes recognition of $1.1 million from the $20 million upfront fee and $1.4 million equity premium received from Abbott, as well as $2.7 million earned through collaborative research.
The increase in revenue from the Abbott partnership was partially upset by lower revenue generated by our collaboration with Pfizer. The decrease in revenue was attributed to lower costs related to the retreatment studies of TRU-015 for rheumatoid arthritis, as well as the decrease in the upfront — excuse me, the amount of reimbursable legal fees.
Revenue earned from our partnership with Pfizer during the first half of the year was $7.4 million, which included $2.4 million for recognition of the $40 million upfront fee received in January 2006 and $5 million earned through collaborative research. This is compared with $8.3 million earned in revenue during the first half of 2009, which was composed of $2.4 million for the recognition of the $40 million upfront fee and $5.9 million in revenue earned through collaborative research.
Total operating expenses for the second quarter and first half of 2010 were $11.3 million and $22.8 million, respectively, compared with $10.7 million and $25.9 million in 2009. The increase in operating expenses during the second quarter was due to increased clinical development costs related to the initiation of the Phase I/II clinical trial of TRU-016 — or 16201 study and increased TRU-016 manufacturing costs.
These increases were partially offset by lower personnel costs.
Net loss for the second quarter and six months ended June 30, 2010, decreased to $5.7 million, or $0.28 per diluted common share, and $11.8 million, or $0.58 per diluted common share, respectively. This is compared to a net loss of $6.7 million, or $0.37 per diluted common share, and $17.7 million, or $0.99 per diluted common share, in 2009.
We had $42.1 million in cash, cash equivalents, and investments as of June 30, 2010, compared with $54.8 million as of December 31, 2009.

FINAL TRANSCRIPT
We have revised our 2010 guidance based on a change in timing of the anticipated milestone of $6 million from Abbott for the initiation of the Phase II portion of the TRU-016 study in CLL patients, as well as changes to our CD-20 partnership with Pfizer. As a result, we have decreased our anticipated annual operating cash requirements from $33 million to $38 million to $29 million to $34 million. Our revenue guidance remains unchanged.
That concludes our prepared remarks. I would like to once again thank all of you for joining us today and ask Joe to open the call for questions.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions). I’m showing no questions on the phones.

Jim DeNike — Trubion Pharmaceuticals Inc. — Senior Director Corporate Communications
Thanks, Joe. At this time, we’d like to thank everybody again for dialing in and look forward to speaking with you in the future.

Operator
Ladies and gentlemen, thank you for your participation during today’s conference. This concludes the program. You may now disconnect. Everyone, have a great day.

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